EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the use in the Registration Statement on Form S-4 of VPC Impact Acquisitions Holdings III, Inc. of our report dated July 29, 2021 (except for Note 2, as to which the date is September 30, 2021), relating to the consolidated financial statements of Dave, Inc. and subsidiary as of December 31, 2020 and 2019 and for the years the ended (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a restatement), and to the reference to our firm under the heading “Experts” in the proxy statement/prospectus, which is part of the Registration Statement.

/s/ Moss Adams LLP

Los Angeles, California

October 5, 2021